Exhibit 12.1
Southwest Bancorp, Inc.
Computation of Earnings to Fixed Charges
(In Thousands)

	For the Three Months Ended
	September 30,		For the Year Ended December 31,
			2007	2006	2005	2004	2003
Ratio 1: including deposit interest
Earnings:
Income before income taxes	19,038	27,505	34,975	41,406	34,854	29,168	22,998
Fixed charges	56,746	61,850	84,778	77,076	52,376	32,357	28,711

Total	75,784	89,355	119,753	118,482	87,230	61,525	51,709

Fixed charges:
Interest-bearing demand	454	261	355	282	267	291	355
Money market accounts	10,488	14,294	19,664	16,020	10,727	6,118	5,237
Savings accounts	58	65	87	50	21	19	17
Time deposits of $100,000 or more	21,795	23,358	31,231	29,887	19,977	9,762	8,520
Other time deposits	14,964	15,962	21,802	16,863	9,790	5,588	6,516
Other borrowings	5,755	4,935	7,555	10,023	7,343	5,979	4,887
Subordinated debentures	3,080	2,835	3,894	3,797	4,113	4,489	3,079
Portion of rents representative of the interest factor (8%) of rental expense	152	140	190	154	138	111	100

Total fixed charges	56,746	61,850	84,778	77,076	52,376	32,357	28,711

Ratio of earnings to fixed charges (times)	1.34	1.44	1.41	1.54	1.67	1.90	1.80

Ratio 2: excluding deposit interest
Earnings:
Income before income taxes	19,038	27,505	34,975	41,406	34,854	29,168	22,998
Fixed charges	8,987	7,910	11,639	13,974	11,594	10,579	8,066

Total	28,025	35,415	46,614	55,380	46,448	39,747	31,064

Fixed charges:
Other borrowings	5,755	4,935	7,555	10,023	7,343	5,979	4,887
Subordinated debentures	3,080	2,835	3,894	3,797	4,113	4,489	3,079
Portion of rents representative of the interest factor (8%) of rental expense	152	140	190	154	138	111	100

Total fixed charges	8,987	7,910	11,639	13,974	11,594	10,579	8,066

Ratio of earnings to fixed charges (times)	3.12	4.48	4.00	3.96	4.01	3.76	3.85